GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2021 and 2020

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of May 5, 2021 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

1. First quarter 2021 highlights

Highlights of the Asanko Gold Mine (on a 100% basis)

  Production on plan: Gold production of 59,999 ounces during the quarter, in line with 2021 production guidance of 225,000-245,000 ounces.

  Consistent cost performance: Total cash costs per ounce1 of $989 and all-in sustaining costs1 ("AISC") of $1,158/oz, in line with 2021 cost guidance of $1,100 - $1,300/oz.

  Strong financial results: Reported gold revenue of $110.6 million generated from 62,925 gold ounces sold at an average realized price of $1,757/oz, net income after tax of $29.7 million and Adjusted EBITDA1 of $39.2 million during the quarter.

  Significant cash generation: Generated $35.4 million of cash flows from operating activities and free cash flow1 of $20.5 million during Q1 2021.

  Return of capital: Returned $10.0 million to joint venture participants through cash distributions.

  Consistent milling performance: The processing plant delivered a quarterly milling performance of 1.4 million tonnes ("Mt") at an average plant feed grade of 1.4g/t.  The processing facility continued to deliver metallurgical recovery well above design achieving 95% recovery.

  Focus on exploration: Infill drilling at Miradani North continued to demonstrate encouraging widths of mineralization and grade in multiple parallel zones with focus shifting to step out drilling.

  Excellence in safety: There were no lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.10 and 0.58 per million employee hours worked, respectively.

  Robust liquidity: $59.4 million in cash (including $15.0 million drawn on the $30.0 million revolving credit facility), $10.3 million in gold sales receivables and $6.1 million in gold on hand at the JV.

Highlights of the Company

  Return on investment in JV: Receipt of a $5.0 million distribution from the Asanko Gold Mine joint venture.

  Stable balance sheet: Cash on hand of $61.2 million and $3.8 million in receivables as at March 31, 2021, while remaining debt free.

  Growth: Work on two exploration stage properties in Ghana and Mali initiated, in both cases adjacent to active and historic mining and exploration properties.

  Strong earnings: Generated net income after tax of $13.0 million or $0.06 per share during the quarter.

___________________________
1  See "8. Non-GAAP measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

2. Business overview

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV of $6.2 million. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach processing plant, with a current nameplate capacity of 5.4 million tonnes per annum.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration in Ghana and Mali.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American Exchange under the symbol "GAU".

Key business developments in 2021

Early Stage Exploration

Asumura (Ghana, West Africa)

The Company's wholly owned Asumura property is located along the northwestern boundary of the Sefwi gold belt, approximately 65km southwest and along strike from Newmont Corporation's Ahafo mine. The Asumura property consists of the Asumura, Fosukrom and Pomaakrom concessions, collectively covering approximately 247km2, and are jointly referred to as the Asumura property. The local geological setting and north-easterly trending structures and cross structures result in multiple areas of exploration interest on a significant land package in Ghana.

A program of soil sampling and geological mapping is currently underway, with a view to targeting follow up drilling later in 2021.

ABG Mali (Mali, West Africa)

The Company acquired 100% of ABG Mali Exploration SARL ("ABG Mali") from a subsidiary of Barrick Gold for consideration paid of $1.5 million.  The ABG Mali property is strategically located on the Senegal Mali Shear zone, host to world-class gold deposits, including Loulo-Gounkoto and Fekola to the south and Sadiola and Yatela to the north. The concessions cover over 167km2.

A review of historical work including previous drilling and six multi-km gold-in-soil trends is underway. A soil sampling campaign is planned for this year, together with unmanned aerial vehicle borne geophysical surveys planned for later in 2021, to assist in drill targeting scheduled for 2022.

Environmental, Social and Corporate Governance

Galiano has commissioned an independent human rights impact assessment and the results of this study may result in additional changes to the Company's governance processes so as to further enhance the AGM's employee and stakeholder community rights.  In addition, the Company has also established an independent tailings review panel to advise the Sustainability Committee of the Board on effectively managing and mitigating risks with respect to the AGM's tailings management facility. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering.

Work continued on assessing the development of the Company’s climate change adaptation plan. This includes the examination of current and future emission levels, renewable energy sources, energy efficiencies and risk management strategies in terms of mitigating future impacts of climate change to the business and our stakeholders. Galiano is taking steps to further plan and operationalize how it incorporates the UN Sustainable Development Goals into the AGM business model. In collaboration with its JV partner, the Company also undertook an International Council of Mining and Metals readiness assessment in Q1 2021.

Galiano plans to release its 2020 annual sustainability report in Q3 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

COVID-19 Update

The JV continues to operate in all material respects with ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM has a polymerase chain reaction testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, dedicated on-site accommodations are available to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM, to date the AGM's operations have been able to continue uninterrupted in all material respects with the majority of confirmed cases cleared and those employees resuming normal duties after completing a two-week isolation. The Company's offices in Vancouver and Accra are observing local regulations with restrictions and protocols in place. The Company's Johannesburg office was officially closed in Q1 2021.

The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM at pre-pandemic levels.

Financial and operating highlights

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2021	2020
Galiano Gold Inc.
Net income after tax	13,028	21,806
Adjusted EBITDA[1]	15,829	21,883

Asanko Gold Mine (100% basis)
Financial results
Revenue	110,805	104,774
Income from mine operations	35,947	48,380
Net income after tax	29,730	45,647
Adjusted EBITDA[1]	39,187	51,392

Cash generated from operating activities	35,354	36,970
Free cash flow[1]	20,489	26,975
AISC margin[1]	37,692	49,983

Key mine performance data
Gold produced (ounces)	59,999	66,333
Gold sold (ounces)	62,925	67,820

Average realized gold price ($/oz)	1,757	1,542

Operating cash costs ($ per gold ounce)[1]	901	599
Total cash costs ($ per gold ounce)[1]	989	676
All -in sustaining costs ($ per gold ounce)[1]	1,158	805

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2021 and 2020, unless otherwise noted.

	Three months ended March 31,
	2021	2020
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,841	1,911
Waste tonnes mined (000 t)	9,552	7,051
Total tonnes mined (000 t)	11,393	8,962
Strip ratio (W:O)	5.2	3.7
Average gold grade mined (g/t)	1.3	1.6
Mining cost ($/t mined)	3.31	3.89

Ore transportation from Es aase (000 t)	870	447
Ore transportation cost ($/t trucked)	6.48	8.26

Ore tonnes milled (000 t)	1,444	1,400
Average mill head grade (g/t)	1.4	1.6
Average recovery rate (%)	95%	94%
Processing cost ($/t treated)	10.31	11.13

a) Health and Safety

There were no LTIs nor TRIs reported during the quarter and the AGM has now achieved 4.8 million employee hours worked without a reported lost-time injury. The AGM's LTI and TRI frequency rates for the three months ended March 31, 2021 were both nil per million employee hours worked.

b) Mining

During Q1 2021, the AGM sourced ore from the Akwasiso and Esaase Main pits, collectively delivering 1.8Mt of ore at an average gold grade of 1.3g/t and a strip ratio of 5.2:1. At Esaase Main, 1.4Mt of ore was mined at a gold grade of 1.4g/t and strip ratio of 6.4:1 as Cut 2 waste stripping continued.  At Akwasiso, 463,000 tonnes of ore was mined at a gold grade of 1.1g/t and a strip ratio of 1.5:1 as Cut 2 was depleted. Mining operations at Akwasiso commenced the Cut 3 pushback in late March 2021.  Cut 3 is forecast to achieve steady state ore production by Q3 2021.

Mining cost per tonne for Q1 2021 was $3.31 compared to $3.89 during Q1 2020, a decrease of 15%. The lower mining cost per tonne in Q1 2021 was predominantly due to volume differences as higher total tonnes were mined during Q1 2021, which had the effect of decreasing certain fixed mining costs on a per unit basis, and a reduction in fuel and other supply surcharges from mining contractors compared to Q1 2020. As well, a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q1 2020), which attracts a lower relative unit cost for load and haul and drill and blast costs. These factors were partially offset by an increase in grade control drilling costs during Q1 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

At Esaase, the AGM continued to advance a study to refine the structural, geological and mineralization models augmented with a targeted infill drilling program to derive a more nuanced appreciation of the geological controls on mineralization and to better define the higher-grade variability observed in the areas mined during the two years of operations at the Esaase pits. In addition, investigations are underway to examine the modeling methodologies and most appropriate data density required to further understand the grade distribution within the Esaase deposit. This work will continue through H1 2021 with the goal to improve reconciliation between the Mineral Resource Estimate and the grade control model culminating in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021 which the Company expects to release in Q3 2021 (refer to section "6. Guidance and outlook").

c) Processing

The AGM produced 59,999 ounces of gold during Q1 2021, as the processing plant achieved milling throughput of 1.4Mt of ore at a grade of 1.4g/t and metallurgical recovery averaging 95% (above design). The gold feed grade processed through the mill was marginally higher than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with the AGM LOM plan.

Processing cost per tonne for Q1 2021 was $10.31 compared to $11.13 during Q1 2020, a decrease of 7%. The decrease in processing cost per tonne from Q1 2020 to Q1 2021 was primarily due to temporary reductions in electricity rates provided by the Government of Ghana in response to the COVID-19 pandemic, which reduced the AGM's per unit power costs for the quarter. Additionally, cyanide consumption was lower in Q1 2021 compared to Q1 2020 due to processing a higher blend of oxide ore from Esaase and improvements in the leaching process and reagent mix. Partly offsetting these factors was higher consumables and supplies utilized during the treatment process (including replacement of conveyor belt liners) in Q1 2021.

d) Total cash costs and AISC

For the three months ended March 31, 2021, total cash costs per ounce1 was $989/oz compared to the three months ended March 31, 2020 of $676/oz. Total cash costs were 46% higher in Q1 2021 relative to Q1 2020 primarily due to a positive NRV adjustment on stockpile inventory in Q1 2020 (improvement in stockpile quality), the cash cost component of which represented a decrease in production costs of $7.7 million, and a 27% increase in total tonnes mined. Ore transportation costs were also higher in Q1 2021 associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase ($36/oz increase for the quarter). Additionally, the impact of lower gold sales volumes in Q1 2021 had the effect of increasing fixed production costs on a per unit basis. Total cash costs per ounce1 was also impacted by a higher royalty expense arising from improvement in the gold price during Q1 2021 compared to Q1 2020.

Relative to Q4 2020, total cash costs per ounce1 were higher in Q1 2021, increasing by 11% from $892/oz to $989/oz. The increase in total cash costs per ounce1 from Q4 2020 was primarily due to a positive NRV adjustment on stockpile inventory in Q4 2020, of which $7.1 million was credited to production costs; whereas, in Q1 2021 a positive NRV adjustment of $0.6 million was recorded in production costs (net $103/oz increase).  Partly offsetting this factor was the impact of higher gold sales volumes in Q1 2021 which had the effect of decreasing fixed production costs on a per unit basis.

For the three months ended March 31, 2021, AlSC1 for the AGM amounted to $1,158/oz compared to AISC1 of $805/oz for the three months ended March 31, 2020. The increase in AlSC1 from Q1 2020 to Q1 2021 was predominantly due to a $313/oz increase in total cash costs and a $24/oz increase in capitalized stripping costs. Capitalized stripping costs were higher in Q1 2021 due to waste stripping activities on Cut 2 at the Esaase Main pit, while in Q1 2020 stripping costs were relatively lower due to the depletion of Cut 2 at Nkran and associated lower strip ratio. AISC1 was also higher in Q1 2021 due to $21/oz increase in the AGM's general and administrative ("G&A") expenses as a result of an increase in consulting costs associated with a strategic initiative to review and improve the AGM's supply chain and procurement processes over the life of mine.

Relative to Q4 2020, AlSC1 for Q1 2021 decreased from $1,179/oz to $1,158/oz, a decrease of 2%. The decrease in AISC1 was primarily due to lower capitalized stripping costs ($112/oz decrease) due to elevated waste stripping activities on Cut 2 at the Esaase Main pit in Q4 2020 and a reduction in sustaining capital expenditures ($18/oz decrease) as the start of the next raise of the tailings storage facility ("TSF") was delayed during Q1 2021. Partly offsetting these factors was an increase in total cash costs per ounce1 in Q1 2021 ($96/oz increase) as discussed above, while the AGM's G&A expenses were higher due to consulting costs ($25/oz increase). AISC1 was also positively impacted by higher gold sales volumes in Q1 2021 which had the effect of decreasing fixed costs on a per ounce basis.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Cut 3 at Akwasiso commenced in late March 2021 and is forecast to continue through Q2 2021.  As such, ore will be sourced primarily from Esaase during Q2 2021 and supplemented with lower grade stockpiled ore. Consequently, management anticipates production in Q2 2021 will be lower than Q1 2021 and as a consequence AISC1 in Q2 2021 will be higher than Q1 2021.

For the three months ended March 31, 2021, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $7.6 million compared to $5.2 million during the comparative period in 2020. Non-sustaining expenditures of $6.2 million (cash basis) during Q1 2021 related primarily to the resettlement of the Tetrem village near Esaase, while $1.4 million of non-sustaining exploration expenditures related to the AGM's drilling programs, specifically on the Miradani and Abore tenements (refer to section 3.2 "Development and exploration update").

e) Environmental, Social and Corporate Governance

The Company believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines. The Company's most recent annual sustainability report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The Company has adopted the International Council for Mining and Metals health and safety injury classification and methodology with an objective to provide a more accurate picture of the Company and JV's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

The Company has also formed an independent review panel to advise the Company on how to effectively manage and mitigate risks with respect to the AGM's tailings storage facility. This panel includes renowned experts in geochemistry, hydrology, geotechnical and geological engineering. Additionally, the Company commissioned an independent human rights impact assessment of the AGM which reflects Galiano's commitment to our newly adopted Human Rights Policy. This assessment will be completed in 2021 and may result in additional changes to our governance practices to ensure ongoing alignment to evolving international best practices.

The AGM became a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold during Q2 2020 and completed the external certification process in Q1 2021.

3.2 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

a) Tetrem Village Relocation

During the quarter, the final buildings associated with the resettlement of the Tetrem village were completed with spend in Q1 2021 totaling $2.6 million (project to date: $29.7 million).  To date, 274 houses have been handed over to local residents.  Final inspections are ongoing, and the relocation project is expected to be fully handed over to the community in Q2 2021.

b) Production Geology

Grade control drilling for the Akwasiso pit in Q1 2021 recorded a total of 8,658m from 538 holes using reverse circulation ("RC") rigs yielding 7,184 samples for analysis.

For the Esaase operation, grade control drilling focused on the Main Pit and included 104,399m from 4,318 holes yielding 85,963 samples for analysis. The grade control drilling was complemented by extensive in-pit mapping.

In support of geological modeling and Resource Estimation, a rigorous mapping program continued at each of Esaase and Akwasiso during the quarter.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

c) Exploration

The JV holds a district-scale land package of 21,300 hectares on the Asankragwa Gold Belt. During Q2 2020, Galiano announced the exploration strategy for the JV that was developed in collaboration with the JV partner with the three key objectives being:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior overall economics to Cut 3 at Nkran.

iii) To advance exploration targets with +1 million ounce potential to be in production to replace Esaase.

The following exploration programs were undertaken during the quarter or are planned to evaluate the current and potential expanded mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Miradani North - this target is located 10km south-west of the processing plant and was drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. A Phase 2 12-hole drill program totaling 3,758m of DD and RC drilling was completed in 2020. This drill program aimed to provide a nominal 80 x 80m appraisal of potential mineralization along strike and down dip from previous 2019 drilling. For additional details on Phase 2 drilling results, refer to the Company's news release dated November 30, 2020.

A Phase 3 program consisting of 50-holes of in-fill drilling to a 40 x 40m spacing is currently underway with 37 holes completed consisting of 10,022m of DD and RC drilling. This program has been designed to confirm and expand knowledge of intercepts identified in the 2019 drill program and to provide sufficient information and confidence for undertaking a maiden resource estimate anticipated to be completed in Q3 2021. For additional details on Phase 3 drilling results, refer to the Company's news releases dated February 1, 2021 and February 25, 2021.

Miradani North forms the core to a 4km long prospective corridor. The Miradani Northeast drill program forms part of the Greater Miradani drilling strategy which spans from the northern ends of the Miradani North deposit to the southern, designed to expand on known mineralization along strike to the northeast and southwest.  During the quarter, a 21-hole first-pass drill program was designed for the Miradani Northeast target to identify potential mineralization along strike of the Miradani North deposit.  Four holes have been completed with 806m drilled thus far. Drilling at Miradani Northeast is expected to recommence in May 2021.

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  Mineralization is open along strike to the north-east of the north pit and a follow up drill program commenced during the quarter to test for mineralization to the north-east with 504m drilled during Q1 2021.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. The JV has planned a 4,175m drill program targeting definition of the ore body as well as extensions to the south and at depth which is expected to commence in Q2 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

3.3 Financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months ended March 31, 2021 and 2020. These results are presented on a 100% basis.

Three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
(in thousands of US dollars)	$	$

Revenue	110,805	104,774
Cost of sales:
Production costs	(57,101)	(41,204)
Depreciation and depletion	(12,217)	(9,951)
Royalties	(5,540)	(5,239)
Income from mine operations	35,947	48,380

Exploration and evaluation expenditures	(2,796)	(1,685)
General and administrative expenses	(3,005)	(1,843)
Income from operations	30,146	44,852
Finance expense	(864)	(547)
Finance income	53	61
Foreign exchange gain	395	1,281
Net income after tax for the period	29,730	45,647

Average realized price per gold ounce sold ($)	1,757	1,542
Average London PM fix ($)	1,794	1,580
All -in sustaining costs ($ per gold ounce)[1]	1,158	805
All -in sustaining margin ($ per gold ounce)[1]	599	737
All -in sustaining margin ($'000)[1]	37,692	49,983

Revenue

During Q1 2021, the AGM sold 62,925 ounces of gold at an average realized gold price of $1,757/oz for total revenue of $110.8 million (including $0.2 million of by-product silver revenue). During Q1 2020, the AGM sold 67,820 ounces of gold at an average realized gold price of $1,542/oz for total revenue of $104.8 million (including $0.2 million of by-product silver revenue). The increase in revenue quarter-on-quarter was therefore a function of a 14% improvement in average realized gold prices, partly offset by a 7% decrease in sales volumes in Q1 2021.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of March 31, 2021, 1,146,105 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2020 - 1,083,180 gold ounces).

Production costs and royalties

During Q1 2021, the AGM incurred production costs of $57.1 million, compared to $41.2 million in Q1 2020. Production costs were higher in Q1 2021 primarily due to higher operating cash costs per ounce1 resulting from an increase in total tonnes mined and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase. Also impacting production costs in Q1 2021 relative to Q1 2020 was the reversal of previously recorded NRV adjustments on stockpile inventory in Q1 2020, of which $7.7 million was credited to production costs. These factors were partly offset by lower sales volumes in Q1 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Production costs for the three months ended March 31, 2021 were reported net of capitalized stripping costs of $1.0 million (three months ended March 31, 2020 - $2.9 million).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $5.5 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $5.2 million). Royalty expense was higher in Q1 2021 due to higher gold revenue.

Depletion and depreciation

Depreciation and depletion for Q1 2021 amounted to $12.3 million as a result of 1.8Mt of ore mined during the quarter, of which $0.1 million was allocated to the cost of inventories. This compares to depreciation and depletion of $19.7 million for Q1 2020 when 1.9Mt of ore was mined, of which $9.7 million was allocated to the cost of inventories. Depreciation and depletion expense increased from Q1 2020 to Q1 2021 primarily due to the reversal of previously recorded NRV adjustments on stockpile inventory in Q1 2020, of which $8.5 million was credited to depreciation expense. Partly offsetting this factor was an increase in depreciation expense on right-of-use assets (capitalized service and lease agreements) and higher depreciation on Esaase mine development costs as higher proportion of ore was sourced from Esaase during Q1 2021 compared to Q1 2020.

Exploration and evaluation expenditures

During Q1 2021, the AGM incurred exploration expenditure of $4.2 million, $2.8 million of which was expensed through the P&L as exploration and evaluation ("E&E") expenditures (see 3.2 "Development and exploration update"), compared to $1.7 million of E&E expenditures expensed in Q1 2020. The increase in E&E expenditures was to support the ongoing work associated with updating the AGM's mineral resource estimate, specifically on the Miradani and Abore tenements.

General and administrative expenses

G&A expenses in Q1 2021 were $3.0 million compared to $1.8 million during Q1 2020. The increase in G&A expenses was primarily related to consulting costs incurred during Q1 2021 as part of a strategic initiative to review and improve the AGM's supply chain and procurement processes over the life of mine, which may result in long-term cost savings.

Finance expense

Finance expense increased over the prior period due to an increase in accretion charges on asset retirement provisions (resulting from an increase to the discount rate from 1.0% in Q1 2020 to 1.7% in Q1 2021) and higher interest on the RCF (as the RCF was fully drawn for the majority of Q1 2021). This was partly offset by a decrease in interest on lease liabilities as there were fewer service and lease agreements outstanding during Q1 2021.

The JV continues to manage the AGM's exposure to gold price risk, with an objective of margin protection, by periodically entering into hedging programs.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

3.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
AGM 100% Basis (in thousands of US dollars)	2021	2020
Cash provided by (used in):
Operating cash flows before working capital changes	42,923	56,518
Operating activities	35,354	36,970
Investing activities	(11,294)	(5,303)
Financing activities	(28,893)	(19,781)
Impact of foreign exchange on cash and cash equivalents	(23)	(85)
(Decrease) increase in cash and cash equivalents during the period	(4,856)	11,801
Cash and cash equivalents, beginning of period	64,254	43,758
Cash and cash equivalents, end of period	59,398	55,559

Cash flows from operating activities

During Q1 2021, the AGM generated cash flows from operations of $35.4 million, which was negatively impacted by a $6.2 million increase in inventories and a $7.3 million increase in trade and VAT receivables. These factors were partly offset by a $5.5 million increase in accounts payable and accrued liabilities.

The decrease in operating cash flows in Q1 2021 compared to Q1 2020 was primarily the result of a decrease in the JV's mine operating income (excluding depreciation).

Cash used in investing activities

During Q1 2021, the AGM invested $11.3 million in additions to mineral properties, plant and equipment ("MPP&E"). Total cash expenditure on MPP&E during the quarter included $2.4 million in deferred stripping costs, $1.4 million in sustaining capital related primarily to raising the height of the TSF, $6.2 million in development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit and ongoing work on the Esaase water treatment plant, and $1.4 million in exploration costs relating to tenements with defined mineral reserves.

The increase in cash flows invested in MPP&E from Q1 2020 to Q1 2021 was primarily due to higher capitalized stripping costs ($1.5 million increase) as Q1 2021 included capitalized stripping costs associated with Esaase Cut 2, higher development capital primarily related to the Tetrem village relocation ($3.2 million increase) and higher capitalized exploration costs associated with Esaase infill drilling.

Cash used in financing activities

During the three months ended March 31, 2021, $28.9 million of cash used in financing activities related primarily to preferred share distributions to the JV partners totaling $10.0 million ($5.0 million to each partner), a $15.0 million principal payment on the RCF and lease payments of $3.6 million on the JV's services and mining contractor lease agreements.

The increase in cash used in investing activities from Q1 2020 to Q1 2021 was due to the repayment of $15.0 million on the then outstanding $30.0 million RCF. In contrast, during Q1 2020, $30.0 million was drawn on the RCF, while $45.0 million of distributions were paid to the JV partners ($22.5 million to each partner).

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with RMB. The term of the RCF is three years, maturing in September 2022 provided an updated and approved LOM plan is provided to the lenders on or before June 30, 2021.  In the event an updated LOM plan is not provided by this deadline, then the term of the RCF expires on December 31, 2021. The RCF bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%. During the quarter, the JV repaid $15.0 million of the RCF and as such the balance drawn under the RCF as of March 31, 2021 was $15.0 million (December 31, 2020 - $30.0 million). The JV expects to repay the balance of the RCF by the end of Q2 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

As at March 31, 2021, the JV held cash and cash equivalents of $59.4 million (including $15.0 million drawn on the RCF), $10.3 million in receivables from gold sales and $6.1 million in gold on hand. This compares to December 31, 2020 when the JV held $64.3 million in cash and cash equivalents (including the then outstanding $30.0 million drawn on the RCF), $10.9 million in receivables from gold sales and $8.2 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income of the Company for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars, except per share amounts)	$	$
Share of net earnings related to joint venture	13,374	20,534
Service fee earned as operators of joint venture	1,240	1,222
General and administrative expenses	(3,924)	(2,674)
Income from operations and joint venture	10,690	19,082
Finance income	2,412	2,813
Finance expense	(11)	(11)
Foreign exchange loss	(63)	(78)
Net income and comprehensive income after tax for the period	13,028	21,806

Income per share attributable to common shareholders:
Basic	0.06	0.10
Diluted	0.06	0.10

Weighted average number of shares outstanding:
Basic	224,345,074	224,160,499
Diluted	225,016,643	224,272,373

Share of net earnings related to the AGM JV

As the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net earnings of the JV totaling $13.4 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - share of net earnings of $20.5 million).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.2 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months ended March 31, 2021, the Company earned a gross service fee of $1.5 million (less withholding taxes payable in Ghana of $0.3 million).

During the three months ended March 31, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million).

General and administrative expenses

G&A expenses for the three months ended March 31, 2021 and 2020 comprised:

	Three months ended March 31,
	2021	2020
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(1,955)	(1,732)
Office, rent and administration	(277)	(162)
Professional and legal	(145)	(126)
Share-based compensation	(1,340)	(245)
Travel, marketing, investor relations and regulatory	(170)	(367)
Depreciation and other	(37)	(42)
Total G&A expense	(3,924)	(2,674)

G&A expenses in Q1 2021 were $1.3 million higher than Q1 2020 primarily due to a $1.1 million increase in share-based compensation expense resulting from the Company granting deferred share units which have no specific vesting conditions and as such the expense is recognized immediately on the grant date. Additionally, office, rent and administration costs were higher to due to the amortization of higher corporate insurance premiums.  Partly offsetting these factors was a reduction in travel and marketing costs due to COVID-19.

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV (which has no fixed redemption date) and interest earned on cash balances. For the three months ended March 31, 2021, the Company recognized $2.4 million of finance income which was primarily related to a positive fair value adjustment of $2.3 million on the Company's preferred share investments in the JV.

During the three months ended March 31, 2020, the Company recognized $2.8 million of finance income which was primarily related to a positive fair value adjustment of $2.7 million on the Company's preferred share investments in the JV.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income per share and adjusted basic and diluted income per share1, the totals in the following table are presented in thousands of US dollars.

	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Share of net earnings (loss) related to
joint venture	13,374	18,691	5,587	14,347	20,534	-	(126,047)	6,135
Service fee earned as operators of
joint venture	1,240	1,240	1,234	1,221	1,222	1,223	1,488	1,126
General and administrative expenses	(3,924)	(3,342)	(5,183)	(3,558)	(2,674)	(2,368)	(3,199)	(3,456)
Income (loss) from operations and
joint venture	10,690	16,589	1,638	12,010	19,082	(1,145)	(127,758)	3,805
Other income (expenses)	2,338	1,082	1,567	2,684	2,724	(20,060)	(19,758)	2,302
Net income (loss) after tax for the
period	13,028	17,671	3,205	14,694	21,806	(21,205)	(147,516)	6,107
Basic and diluted income (loss) per
share	$0.06	$0.08	$0.01	$0.07	$0.10	($0.09)	($0.65)	$0.03

EBITDA[1]	10,664	16,458	1,686	12,069	19,046	(1,200)	(127,777)	3,847
Adjusted EBITDA[1]	15,829	20,389	7,552	18,489	21,883	12,584	9,441	12,357

 In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company's share of the net loss related to the JV. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

The increase in net earnings related to the JV during 2020 and Q1 2021 was primarily due to higher realized gold prices.  However, during Q3 2020, net earnings related to the JV were lower relative to the other quarters in 2020 due to transitioning mining operations from Nkran to solely Esaase and Akwasiso.

The increase in EBITDA and Adjusted EBITDA1 during 2020 and Q1 2021 was primarily a result of the improvement in the Company's interest in the AGM's net income.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

6. Guidance and outlook

2021 Guidance for the Asanko Gold Mine (100% basis)

Guidance for 2021 remains unchanged. In 2021, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,100 to $1,300/oz. AISC1 includes budgeted sustaining capital expenditures of $20 million (spend to date: $1.4 million), the majority of which is $13 million for a TSF lift (spend to date: $0.6 million).

The mine plan for 2021 plans to source ore primarily from Akwasiso and Esaase. These ore sources are expected to be augmented where necessary with run‐of‐mine stockpile material, particularly in Q2 when waste stripping will be undertaken to open up the third phase of ore at Akwasiso.  Accordingly, budgeted AISC1 for 2021 includes approximately $60 to $80/oz of non-cash charges associated with processing stockpiled ore.

Development capital is forecast at $18 million (spend to date: $4.0 million), primarily for completion of the Tetrem village relocation and construction of water treatment plants at Obotan and Esaase. In addition, $20 million is budgeted for exploration (spend to date: $4.2 million), mainly around the Miradani mineralized trend and Abore.

Stripping activities on Akwasiso Cut 3 commenced in March 2021 and is forecast to continue through Q2 2021.  As such, ore will be sourced from the Esaase pits and supplemented with lower grade stockpiled ore during Q2 2021. Consequently, operating costs are likely to increase in Q2 2021 relative to Q1 2021 while stripping at Akwasiso is ongoing.  Operating costs are expected to decrease in Q3 and Q4 of 2021 once Akwasiso is brought back into production.

On March 22, 2021, Ghana passed its National Budget introducing a number of new levies and taxes impacting the mining industry in the areas of COVID-19 relief, sanitation, pollution and energy. These new levies and taxes will increase AISC1 as well as working capital requirements for the JV's operations, however the impacts are not forecast to be material with the JV maintaining its cost guidance for 2021.

2021 Guidance	FY 2020 (Actual)	FY 2021 (Guidance)	Q1 2021 (Actual)
Gold production (oz)	249,904	225,000 - 245,000	59,999
AISC[1] ($/oz)	1,115	1,100 - 1,300	1,158

Mineral Resource and Reserve Update

An updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021 is expected to be released in Q3 2021 for the AGM. The Mineral Resource and Reserve Estimate is expected to incorporate new exploration and infill drilling, reduced operational costs, higher commodity price assumptions, in-pit mapping information and refined grade estimations which the Company believes will result in a further improvement of the understanding of the ore bodies within the AGM's mineral concessions. The resulting Mineral Resource and Reserve Estimate is expected to reflect the ongoing efforts by the Company and its JV partner to achieve the best value from the AGM in the context of the current operating and metal price environment.

___________________________
1  See "8. Non-GAAP measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the March 31, 2021 and December 31, 2020 balances below, unless otherwise noted, do not include any assets or liabilities of the JV.

	March 31, 2021	December 31, 2020
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	61,235	62,151
Other current assets	4,232	3,390
Non-current assets	150,313	138,049
Total assets	215,780	203,590

Current liabilities	2,561	3,618
Non-current liabilities	816	1,089
Total liabilities	3,377	4,707

Working capital	62,906	61,923

Total equity	212,403	198,883

Total common shares outstanding	224,563,222	224,253,522
Total options outstanding	11,739,535	8,330,820

Key financial ratios
Current ratio	25.56	18.12
Total liabilities -to-equity	0.02	0.02

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million. The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding exploration activity on the Company's wholly owned early stage exploration properties in Ghana and Mali, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

No offers or sales of common shares will be made in Canada on the TSX or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time.

The Offering was made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with the Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as to represent 9.9% of the common shares issued under the Offering, if any.

As of March 31, 2021, the Company had not issued any common shares under the Offering.

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at March 31, 2021.

Commitments

The following table summarizes the Company's contractual obligations as at March 31, 2021 and December 31, 2020. Note the following table excludes commitments and liabilities of the JV as at March 31, 2021 and December 31, 2020.

					Total	Total
(in thousands of US dollars)	Within 1 year	1 -3 years	4 -5 years	Over 5 years	March 31, 2021	December 31, 2020
Accounts payable and accrued liabilities	832	-	-	-	832	2,478
Long-term incentive plan (cash-settled	1,630	422	-	-	2,052	1,714
awards)
Corporate office leases	129	272	201	-	602	627
Total	2,591	694	201	-	3,486	4,819

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Cash flows

The following table provides a summary of the Company's cash flows for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
(in thousands of US dollars)	2021	2020
Cash provided by (used in):
Operating cash flows before working capital changes	(1,368)	(1,184)
Operating activities	(4,679)	(845)
Investing activities	3,544	22,530
Financing activities	227	(2,046)
Impact of foreign exchange on cash and cash equivalents	(8)	(151)
(Decrease) increase in cash and cash equivalents during the period	(916)	19,488
Cash and cash equivalents, beginning of period	62,151	31,109
Cash and cash equivalents, end of period	61,235	50,597

Cash used in operating activities

During Q1 2021, the Company utilized cash flows in operations of $4.7 million (three months ended March 31, 2020 - utilized cash flows in operations of $0.8 million) primarily resulting from a $2.5 million decrease in accounts payable and accrued liabilities and a $0.8 million increase in receivables.

The change in cash flows used in operating activities from Q1 2020 to Q1 2021 was primarily due to a reduction in accounts payable and accrued liabilities associated with the payment of short-term and long-term incentive plan awards.

Cash provided by investing activities

During the three months ended March 31, 2021, cash inflows from investing activities of $3.5 million included a $5.0 million distribution from the JV in the form of a preference share redemption. This was partly offset by an acquisition of exploration and evaluation assets for $1.5 million.

During the three months ended March 31, 2020, the Company generated cash from investing activities of $22.5 million as a result of preference share distributions made by the JV.

Cash provided by (used in) financing activities

During Q1 2021, cash provided by financing activities of $0.2 million related to proceeds received upon exercise of share-based options which was partly offset by lease payments on corporate office space.  Whereas during Q1 2020, cash used in financing activities related primarily to share repurchased and cancelled under the previously active normal course issuer bid of $2.0 million.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars, except per ounce amounts)	$	$
Production costs [2]	57,101	41,032
Share-based payment expense included in production costs	(193)	(199)
By-product revenue	(238)	(213)
Total operating cash costs	56,670	40,620
Royalties and production taxes	5,540	5,239
Total cash costs	62,210	45,859
Gold ounces sold	62,925	67,820
Operating cash costs per gold ounce sold ($/ounce)	901	599
Total cash costs per gold ounce sold ($/ounce)	989	676

___________________________
2 For the three months ended March 31, 2020, production costs exclude $0.2 million of non-cash supplies inventory adjustments.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	62,210	45,859
General and administrative expenses - JV	2,944	1,760
Sustaining capital expenditures	1,378	939
Sustaining capitalized stripping costs	2,361	932
Reclamation cost accretion	322	136
Sustaining lease payments	3,571	4,692
Interest on lease liabilities	93	295
All-in sustaining cost	72,879	54,613
Gold ounces sold	62,925	67,820
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,158	805
Average realized price per gold ounce sold ($/ounce)	1,757	1,542
All-in sustaining margin ($/ounce)	599	737
All-in sustaining margin	37,692	49,983

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $0.1 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $0.2 million).

For the three months ended March 31, 2021, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.3 million which excludes non-cash share-based compensation expense and depreciation expense totaling $1.4 million (three months ended March 31, 2020 - G&A expenses, net of the JV service fee, of $1.2 million which excludes non‐cash share‐based compensation expense of $0.2 million).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

The Company's attributable gold ounces sold for the three months ended March 31, 2021 was 28,316 (three months ended March 31, 2020 - 30,519 gold ounces), resulting in additional all-in sustaining cost for the Company of $46/oz for the period, in addition to the AGM's all-in sustaining cost presented in the above table (three months ended March 31, 2020 - $38/oz).

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars)	$	$
Investing cash flows of the AGM	11,294	5,303
Less:
Sustaining capitalized stripping costs	(2,361)	(932)
Non-sustaining capital expenditures	(5,389)	(5,361)
Change in AP related to capital expenditures not included in AISC	(2,215)	1,868
Interest income received	49	61
Total sustaining capital expenditures	1,378	939

The majority of the non-sustaining capital expenditures during the three months ended March 31, 2021 related to the relocation of the Tetrem village near the Esaase deposit.

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest GAAP measure) of the Company per the unaudited condensed consolidated interim annual financial statements of the Company for the three months ended March 31, 2021 and 2020. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars )	$	$
Net income for the period	13,028	21,806
Add back (deduct):
Depreciation and depletion	37	42
Finance income	(2,412)	(2,813)
Finance expense	11	11
EBITDA for the period	10,664	19,046
Add back (deduct):
Adjustment for long-term incentive plan compensation	905	245
Share of net earnings related to joint venture	(13,374)	(20,534)
Galiano's attributable interest in JV Adjusted EBITDA (below)	17,634	23,126
Adjusted EBITDA for the period	15,829	21,883

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars)	$	$
JV net income for the period	29,730	45,647
Add back (deduct):
JV depreciation and depletion	12,217	9,951
JV finance income	(53)	(61)
JV finance expense	864	547
JV EBITDA for the period	42,758	56,084
Add back (deduct):
JV mining contractor lease payments (capitalized leases)	(3,571)	(4,692)
JV Adjusted EBITDA for the period	39,187	51,392
Galiano's attributable interest in JV Adjusted EBITDA for the period	17,634	23,126

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at March 31, 2021, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of the JV companies (which the JV partners own 45% each with the Government of Ghana holding 10%).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its unaudited condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
(in thousands of US dollars )	$	$
Cash flows from operating activities	35,354	36,970

Less:
Cash flows used in investing activities	(11,294)	(5,303)
Mining contractor lease payments (capitalized leases)	(3,571)	(4,692)
Free Cash Flow for the period	20,489	26,975

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,673,121 common shares of the Company issued and outstanding and 11,594,502 share purchase options outstanding (with exercise prices ranging between C$0.98 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 236,267,623.

10.  Related party transactions

As at March 31, 2021, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2021, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at March 31, 2021, the Company had a $3.5 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2020 - $2.7 million).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the period

There were no new standards effective January 1, 2021 that had an impact on the Company's unaudited condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of March 31, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's financial statements.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three months ended March 31, 2021. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Mine Plan

The Company and its JV partner are currently in the process of preparing a new LOM plan and undertaking other technical work at the AGM, which it expects will be included in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of June 30, 2021.  The JV has not yet finalized this technical work or the new LOM plan and, once finalized, the LOM plan (and the updated Mineral Resource and Reserve Estimate) may include changes to the assumptions, estimates, parameters and plans reflected in the AGM's current LOM plan including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.  Changes to any of these factors may result in negative impacts on the project economics of the AGM, which may impact the Company's equity investment in the JV and the valuation of its preferred shares in the JV. Changes in the new LOM plan from the current LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company's future financial performance.

Financial instruments

As at March 31, 2021, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liabilities are a financial liability measured at fair value through profit or loss and fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 21 of the consolidated annual financial statements for the years ended December 31, 2020 and 2019.  There were no material changes to credit risk, liquidity risk or market risk during the three months ended March 31, 2021.

Coronavirus

The outbreak of COVID-19 has had a negative impact on global financial conditions and has spread globally, including to Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's or JV's business, financial condition and results of operations and the market price of the Company's common shares.

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2021, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Greg Collins, Vice President Exploration, of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated February 1, 2021 and February 25, 2021, and filed on the Company's SEDAR profile at www.sedar.com.  All other technical content in this MD&A has been approved by Mr. Eric Chen, Vice President Mineral Resources, of Galiano Gold Inc. Both Mr. Collins and Mr. Chen are "Qualified Persons" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM's ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;
  the Company's continued work to advance a study to refine the structural, geological and mineralization models for Esaase augmented with a targeted infill drilling program and the further investigations to examine the modeling methodologies and data density;
  the next stage of the Company's drilling efforts;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  unanticipated reclamation expenses;
  changes in accounting policies;
  the Tetrem village relocation;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  the results of the Company's ongoing work on the new LOM plan for the AGM may have an impact on the projected life of mine cash flows of the AGM;
  risks related to the market price of common shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's annual information form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), will be required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.